July 22, 2009

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios Inc.
(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

This letter responds to comments provided to Kimberly Springer on July 8, 2009, for Post-Effective Amendment number 52 to the Registration Statement for ING Variable Portfolios, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Prospectuses and their related Statement of Additional Information (“SAI”). Where applicable, conforming changes were made to the Prospectuses and SAI of the various share classes. In addition, attached is the requested Tandy Letter (Attachment A).

Introduction to the Portfolios Section

1.	Comment: The Staff requested that the section entitled “Introduction to the Portfolios” either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summaries.

Response: The Staff has provided this comment previously and the Registrant believes that the “Introduction to the Portfolios” section is consistent with the format of other ING Fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows. Therefore, the Registrant has left the section in its original position in the Prospectus.

Non-Diversified Status of each Portfolio

2.	Comment: The Staff requested clarification as to why the Portfolios were registered as non-diversified in light of the broad based indices they use.

Response: The portfolio manager has requested that the Registrant allow for the flexibility to run the Portfolios as non-diversified if it is necessary.

ING FTSE 100® Index Portfolio

3.	Comment: The Staff noted that the disclosure includes a financial sector risk as a principal risk. The Staff requested disclosure stating that the index is heavy in financial services.

Response: The Registrant has added the requested disclosure.

ING Japan Equity Index Portfolio

4.	Comment: The Staff noted that the index definition includes disclosure regarding “first section” firms in the Index which are defined as large firms. The Staff requested that large company risk be added to the disclosure.

Response: The Registrant does not have a risk entitled “Large Company Risk.” The Price Volatility Risk included in the disclosure discusses the risks of large company investments.

Performance of the Indices

5.	Comment: The Staff requested that the cross reference to the performance of the indices be removed from the disclosure.

Response: The Registrant has included the cross reference in order to direct shareholders to the location in the Prospectus that contains additional information, specifically, the performance of the indices. The statement is consistent with the format of other ING Fund prospectuses and provides investors with useful information. The Registrant is unaware of any Form N-1A preclusion from including the information, therefore the Registrant has left the statement in the disclosure.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Goodwin Procter LLP

Attachment A

July 22, 2009

VIA EDGAR

Mr. Jeffery Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios Inc.
(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

ING Variable Portfolios, Inc., (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Goodwin Procter LLP